June 1, 2006

Mr. C.E. Andrews
Executive Vice President, Chief Financial Officer
SLM Corporation
12061 Bluemont Way
Reston, VA 20190

Re:
      Form 10-K for the fiscal year ended December 31, 2005
      File No. 001-13251

Dear Mr. Andrews:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Joyce Sweeney
                                        Branch Chief